Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated March 11, 2013 relating to the consolidated financial statements of Yandex N.V. and subsidiaries (the “Company”) (which report expressed an unqualified opinion on the financial statements and included an explanatory paragraph referring to translations of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of the readers in the United States of America) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ ZAO DELOITTE & TOUCHE CIS

Moscow, Russia

March 11, 2013